UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.     )*

Flagstone Reinsurance Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

G3529T105

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,004,901 common shares
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,004,901 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,004,901 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.9%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,004,901 common shares
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,004,901 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,004,901 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.9%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Fund LP 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,004,901 common shares
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,004,901 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,004,901 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.9%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G3529T105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

5,004,901 common shares
9. Sole Dispositive Power

0
10. Shared Dispositive Power

5,004,901 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,004,901 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

5.9%
14.	Type of Reporting Person (See Instructions)

OO

Item 1.	Security and Issuer

This Schedule 13D relates to common shares, $0.01 par value per share (the “Common Shares”) of Flagstone Reinsurance Holdings Limited (the “Issuer”). The Issuer’s principal executive offices are located at Crawford House, 23 Church Street, Hamilton HM11, Bermuda.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), its general partner, QVT Financial GP LLC, a Delaware limited liability company, QVT Fund LP, a Cayman Islands limited partnership (the “Fund”), and its general partner, QVT Associates GP LLC, a Delaware limited liability company. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered address of the Fund is c/o Walkers SPV, Walkers House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business of the Fund is investment in securities. QVT Financial’s principal business is investment management and it acts as the investment manager for the Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by the Fund.

Daniel Gold, Lars Bader, Nicholas Brumm and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States. Mr. Brumm is a member of the Board of Directors of the Issuer.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, the Fund, or QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund purchased 5,000,000 of the Common Shares covered by this Schedule 13D in private placements by the Issuer on December 20, 2005 and February 1, 2006 for $50 million. The source of funds for the purchases was cash available for investment held by the Fund. As compensation for the service of Nicholas Brumm as a member of the Issuer’s Board of Directors during 2006, the Issuer awarded to Mr. Brumm 4,901 fully vested Restricted Stock Units (“RSUs”), which are held by the Fund.

Item 4.	Purpose of Transaction

All of the Common Shares reported herein were acquired for investment purposes. The reporting persons review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the reporting persons may acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, derivatives or instruments, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of QVT Financial or the Fund, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the reporting persons may consider transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters. In addition, from time to time, the reporting persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

As a member of the Board of Directors of the Issuer, Nicholas Brumm may have influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 5,004,901 Common Shares, consisting of 5,000,000 Common Shares and 4,901 RSUs. Each RSU represents the right to receive, without payment to the Issuer, one newly-issued, fully paid and non-assessable Common Share of the Issuer, subject to the terms and conditions of the Issuer’s RSU Plan and the grant certificate evidencing the grant. In the discretion of the Issuer’s Compensation Committee, upon vesting the value of the RSU grant alternatively may be paid in cash, or partly in cash and partly in Common Shares. QVT Financial has the power to direct the vote and disposition of the Common Shares held by the Fund. Accordingly, QVT Financial may be deemed to be the beneficial owner of the 5,004,901 Common Shares owned by the Fund.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial.

QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of Common Shares reported by the Fund.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial and the Fund.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the Common Shares owned by the Fund. QVT Associates GP LLC disclaims beneficial ownership of the Common Shares owned by the Fund, except to the extent of its pecuniary interest therein.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, the Fund, and QVT Associates GP LLC reflect amounts as of March 30, 2007. None of the reporting persons has effected transactions involving the Issuer’s Common Shares during the last 60 days.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth below, the reporting persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

The Fund is a party to an Amended and Restated Shareholders’ Agreement with the Issuer, which provides for demand registration rights for certain shareholders on or after the last day of the Lock-Up Period (as defined below). The Fund is not eligible under the terms of the Shareholders’ Agreement to participate in the initial demand registration, but may be eligible to participate in subsequent demand registrations. The shareholders who are parties to the Shareholders’ Agreement will be entitled to request no more than five registrations, up to three of which may be requested within the period beginning the day after the last day of the Lock-Up Period and ending twenty-four months thereafter. The Shareholders’ Agreement also provides that, if at any time no less than three months following the Issuer’s initial public offering, the Issuer proposes to register any Common Shares under the Securities Act of 1933, the Fund will have the opportunity, subject to certain conditions, to include its Common Shares in such registration statement. In accordance with a covenant in the Shareholders’ Agreement, each of the Fund and Mr. Brumm has entered into a “lock-up” letter agreement with the underwriters of the Issuer’s initial public offering, whereby each of the Fund and Mr. Brumm has agreed not to offer, sell, or otherwise dispose of any Common Shares during the 180 day period commencing on March 30, 2007 (the “Lock-Up Period”). The Fund has also entered into an additional lock-up letter agreement with the Issuer whereby the Fund has agreed not to offer, sell or otherwise dispose of any Common Shares during a 90 day period commencing upon the expiration of the Lock-Up Period.

Subject to the terms of the lock-up letter agreements described above, from time to time the reporting persons may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the reporting persons may borrow securities, including the Common Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	-	Agreement regarding Joint Filing of Schedule 13D

Exhibit 2	-	Form of Lock-up Letter Agreement with Lehman Brothers Inc. and Citigroup Global Markets Inc. as representatives of the underwriters

Exhibit 3	-	Lock-up Letter Agreement with Flagstone Reinsurance Holdings Limited

Exhibit 4	-	Amended and Restated Shareholders’ Agreement dated as of November 15, 2006 among Flagstone Reinsurance Holdings Limited and the shareholders listed therein (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1/A filed by Flagstone Reinsurance Holdings Limited on December 8, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: April 9, 2007

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

Exhibit 2

Form of Lock-up Letter Agreement

LEHMAN BROTHERS INC.

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the Several Underwriters,

c/o Lehman Brothers Inc.

745 Seventh Avenue

New York, NY 10019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

March     , 2007

Ladies and Gentlemen:

As an inducement to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the common shares (the “Securities”) of Flagstone Reinsurance Holdings Limited, a Bermuda company, and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not, directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Securities or securities convertible into or exchangeable for Securities, or sell, grant options, rights or warrants with respect to any shares of Securities or securities convertible into or exchangeable for Securities, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Securities, whether any such transaction described in clause (1) or (2) is to be settled by delivery of Securities or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Securities or securities convertible into or exercisable or exchangeable for Securities or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement; however, if

(1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs, or

(2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period,

then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 12 of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement, up to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to an affiliate, family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer, and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before June 30, 2007. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of shareholder]

Exhibit 3

Lock-up Letter Agreement with Flagstone Reinsurance Holdings Limited

Flagstone Reinsurance Holdings Limited

23 Church Street

Hamilton HM11

Bermuda

March     , 2007

Ladies and Gentlemen:

Reference is made to that certain lock-up agreement (the “Underwriters’ Lock-Up Agreement”) dated as of                     , 2007 by and among the undersigned and Lehman Brothers Inc. and Citigroup Global Markets, Inc., as representatives of the underwriters, relating to the initial public offering of the common shares (the “Securities”) of Flagstone Reinsurance Holdings Limited, a Bermuda company, and any successor (by merger or otherwise) thereto, (the “Company”). The undersigned hereby agrees that during the period from the expiration date of the Lock-Up Period, as that term is defined in the Underwriters’ Lock-Up Agreement, through the date which is 90 days thereafter (the “Further Lock-Up Period) the undersigned will not, directly or indirectly, without the prior written consent of the Company (1) offer for sale, sell pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person as any time in the future of ) any shares of Securities or securities convertible into or exchangeable for Securities or sell, grant options, rights or warrants with respect to any shares of Securities or securities convertible into or exchangeable for Securities, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Securities, whether any such transaction described in clause (1) or (2) is to be settled by delivery of Securities or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Securities or securities convertible into or exercisable or exchangeable for Securities or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing.

The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Agreement during the period from the expiration date of the Lock-Up Period up to and including the expiration date of the Further Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Further Lock-Up Period has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer, and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities is such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the final prospectus used to sell the Securities is not dated on or before June 30, 2007. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

QVT Fund L.P.
By its general partner
QVT Associates GP LLC

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management